FOR IMMEDIATE RELEASE

EFUTURE ANNOUNCES SALE OF STAKE IN SUBSIDIARY BFUTURE

BEIJING — August 31, 2010 — eFuture Information Technology Inc. (Nasdaq: EFUT, “eFuture” or the “Company”), a leading provider of software and services in China's retail and consumer goods industries, today announced that it recently sold its 51% ownership stake in bFuture Information Technology Co., Ltd. (“bFuture”), one of China’s leading Software-as-a-Service (“SaaS”) providers in the retail and consumer goods industry, to Mr. Peter Jiang, bFuture’s Founder and Chief Executive Officer, for RMB3.468 million. The Company, which initially purchased its stake in bFuture in November 2007, completed the sale to Mr. Jiang recently. The transaction is not expected to have a material impact on eFuture’s financial results or ongoing business activity.

A committee comprised of eFuture’s independent directors reviewed the structure of the transaction. eFuture believes that the sale of its bFuture stake was fairly priced and in the best interests of its shareholders. The independent committee’s review took into consideration bFuture’s current negative book value and recent financial performance, which includes a net gain in 2008 and net loss in 2009, with no major changes in its financial positioning anticipated in 2010.

Mr. Adam Yan, Chairman, Chief Executive Officer and Acting Chief Financial Officer of eFuture, said, “As we strive to assemble a broad set of fundamentally strong services and business units, we believe this move represents a financially prudent decision for eFuture and its shareholders. We now look forward to focusing on our strategy of strengthening our software core business, optimizing our revenue mix by increasing recurring maintenance service and eService revenues, strengthening our penetration into tier-2 and tier-3 cities, and using innovation to further broaden our service offering.”

About eFuture Information Technology Inc.

eFuture Information Technology Inc. (Nasdaq: EFUT) is a leading provider of software and services in China’s rapidly growing retail and consumer goods industries. eFuture provides integrated software and services to manufacturers, distributors, wholesalers, logistics companies and retailers in China’s front-end supply chain (from factory to consumer) market, especially in the retail and fast moving consumer goods industries. eFuture is one of IBM’s premier business partners in Asia Pacific and is a strategic partner with Oracle, Microsoft and JDA. For more information about eFuture, please visit http://www.e-future.com.cn ..

Safe Harbor Statement

Statements contained in this press release regarding eFuture's sale of its interest in bFuture, the expected benefits from the sale and its expected impact on eFuture's future financial results, as well as all other statements in this release other than recitation of historical facts, are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). Such forward-looking statements include risks and uncertainties; consequently, actual results may differ materially from those expressed or implied thereby. Factors that could cause actual results to differ materially include, but are not limited to: the ability to achieve and effectively manage growth; substantial competition from existing competitors and potential new competitors; general economic conditions; and other risks listed from time to time in eFuture's reports filed with the Securities and Exchange Commission, including eFuture's most recent Annual Report on Form 20-F. Forward-looking statements included herein speak only as of the date hereof, and eFuture disclaims any obligation to revise or update such statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events or circumstances.

eFuture Contacts:

Investor Contact	Investor Relations (US)
Troe Wen, Company Secretary	Mahmoud Siddig
eFuture Information Technology Inc.	Taylor Rafferty
+86 10 5293 7699	+1 212 889 4350
ir@e-future.com.cn	eFuture@Taylor-Rafferty.com

Investor Relations (Hong Kong)	Media Contact
Ruby Yim	Jason Marshall
Taylor Rafferty	Taylor Rafferty
+852 3196 3712	+1 212 889 4350
eFuture@Taylor-Rafferty.com	eFuture@Taylor-Rafferty.com